10027049

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8- 44963 |

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE

### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 North Water Street, Suite 15265
(No. and Street)

| Mobile | Alabama | 36602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President 251-342-6384
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson & Hostetter, LLP
(Name - *if individual state last, first, middle name*)

| 110 East Hillcrest Street | Orlando | Florida | 32801 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section
FEB 26 2010
Washington, DC
121

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mR
AB 3/6

## OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 10-02-2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. ("the Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated February 24, 2010, on our consideration of the Company's internal control.

Graham Cottrill Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 24, 2010

# GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

## ASSETS

| | |
|---|---|
| ASSETS: | |
| Cash and cash equivalents | $ 2,331,834 |
| Certificate of deposit | 103,003 |
| Commissions receivable | 802,845 |
| Prepaid expenses | 12,111 |
| Due from stockholder | 2,500 |
| Property and equipment, net | 120,559 |
| Other assets | 8,138 |
| Total assets | $ 3,380,990 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 37,948 |
| Note payable | 13,678 |
| Due to stockholder | 101,289 |
| Total liabilities | 152,915 |
| STOCKHOLDERS' EQUITY: | |
| Common stock; $1 par value; 50,000 shares authorized; 2,000 shares issued and outstanding | 2,000 |
| Paid-in capital | 301,527 |
| Retained earnings | 2,924,548 |
| Total stockholders' equity | 3,228,075 |
| Total liabilities and stockholders' equity | $ 3,380,990 |

**GARDNYR MICHAEL CAPITAL, INC.**
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2009

| | |
|---|---|
| REVENUES: | |
| Underwriting income | $ 6,600,669 |
| Trading income | 656,658 |
| Miscellaneous income | 76,873 |
| Financial and investment advisory fees | 27,598 |
| Total revenues | 7,361,798 |
| EXPENSES: | |
| Clearing charges | 200,949 |
| Commissions | 1,842,213 |
| Employee compensation and benefits | 2,634,819 |
| Interest expense | 1,363 |
| Professional fees | 341,949 |
| Regulatory dues and assessments | 3,754 |
| Other | 528,222 |
| Total expenses | 5,553,269 |
| INCOME FROM OPERATIONS | 1,808,529 |
| INTEREST INCOME | 4,150 |
| NET INCOME | $ 1,812,679 |

The Accompanying Notes Are An Integral
Part Of These Financial Statements

# GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2009

| | Common Stock | Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| BALANCE, January 1, 2009 | $ 2,000 | $301,527 | $1,111,869 | $ 1,415,396 |
| Net income | — | — | 1,812,679 | 1,812,679 |
| BALANCE, December 31, 2009 | $ 2,000 | $301,527 | $2,924,548 | $ 3,228,075 |

The Accompanying Notes Are An Integral
Part Of These Financial Statements

# GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2009

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Cash received from customers | $ 7,314,393 |
| Cash paid for operating expenses | (5,532,299) |
| Interest paid | (1,363) |
| Interest received | 966 |
| Net cash flows from operating activities | 1,781,697 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Proceeds from redemption of certificate of deposit | 26,485 |
| Repayments of advances to employees | 21,000 |
| Purchases of property and equipment | (13,324) |
| Net cash flows from investing activities | 34,161 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Repayments on note payable | (10,823) |
| Advance from stockholder | 100,000 |
| Net cash flows from financing activities | 89,177 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 1,905,035 |
| CASH AND CASH EQUIVALENTS – Beginning of year | 426,799 |
| CASH AND CASH EQUIVALENTS – End of year | $ 2,331,834 |
| RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 1,812,679 |
| Adjustments to reconcile net income to net cash flows from operating activities: | |
| Depreciation expense | 29,582 |
| Noncash interest income | (3,184) |
| Change in commissions receivable | (47,405) |
| Change in prepaid expenses | 8,419 |
| Change in other assets | (4,000) |
| Change in accounts payable and accrued expenses | (14,394) |
| Total adjustments | (30,982) |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | $ 1,781,697 |

NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2009, the Company earned interest on a certificate of deposit in the amount of $3,184 which was rolled over into a new certificate of deposit.

## NOTE A – NATURE OF OPERATIONS

Gardnyr Michael Capital, Inc. ("the Company") is an underwriter, financial advisor and broker/dealer in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New York, and North Carolina.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Revenue recognition**
Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Financial and investment advisory fees are recorded as the services are performed.

**Advertising costs**
Advertising costs are expensed as incurred. Total advertising costs are included in "other" expenses in the accompanying financial statements.

**Cash and cash equivalents**
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

**Allowance for doubtful accounts**
Commissions receivable are stated net of an allowance for doubtful accounts, if any. The Company estimates the allowance for doubtful accounts based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. Accounts are considered past due when payments of amounts due are not made in accordance with the terms of the deal. Accounts are written off upon management's determination that such amounts are uncollectible.

**Depreciation**
Property and equipment is stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

**Subsequent Events**
The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available for issue.

**Income taxes**
Pursuant to Section 1362(a) of the Internal Revenue Code, the Company has elected to be taxed as an "S" corporation, whereby items of taxable income or loss are passed through the corporation to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "expenses" in the accompanying financial statements.

**Use of estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those used in determining the allowance for doubtful accounts, if any, and the estimated useful lives of property and equipment. Actual results could differ from those estimates.

## NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash and cash equivalents.

## NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

| Category | |
|---|---|
| Office equipment | $ 184,354 |
| Vehicles | 102,596 |
| Total property and equipment | 286,950 |
| Less: Accumulated depreciation | (166,391) |
| Net property and equipment | $ 120,559 |

Depreciation expense amounted to $29,582 for the year ended December 31, 2009.

## NOTE E – NOTE PAYABLE

Note payable consisted of a note payable to a bank, due in monthly installments of $1,108, including interest at 7.95%. The note is collateralized by a vehicle and is due December 2010.

Future maturities of the note payable are as follows:

| Year Ending December 31, | |
|---|---|
| 2010 | $ 13,678 |

## NOTE F – OPERATING LEASES

The Company is obligated under certain noncancellable operating leases for certain office space that expire at varying dates through September 2018. The future minimum lease payments due under these leases are as follows:

| Year Ending December 31, | |
|---|---|
| 2010 | $ 46,366 |
| 2011 | $ 47,339 |
| 2012 | $ 47,663 |
| 2013 | $ 48,636 |
| 2014 | $ 49,041 |
| Thereafter | $ 190,410 |

Rent expense and related charges for these and other short-term leases amounted to $139,241 for the year ended December 31, 2009.

## NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $3,084,767 which was $2,984,767 in excess of its required net capital of $100,000. The Company's net capital ratio is .0496 to 1 at December 31, 2009.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2009.

## NOTE H – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2009.

## NOTE I – RELATED PARTY TRANSACTIONS

The Company leases certain office space under an operating lease from Hawk, LLC, a limited liability company, of which one of the stockholders is a member. During the year ended December 31, 2009, the Company paid $29,011 in lease payments to Hawk, LLC.

The Company also pays certain common office expenses, such as copier and other common use charges, associated with the above lease to GNK, LLC, a limited liability company, of which one of the stockholders is a member. During the year ended December 31, 2009, the Company paid $3,363 to GNK, LLC.

At December 31, 2009, "due to stockholder" includes an advance from a stockholder in the amount of $100,000. The advance is unsecured and does not have any stated interest or repayment terms. The advance is expected to be repaid within the next twelve months.

## NOTE J – ADVERTISING COSTS

Total advertising costs included in "other" expenses in the accompanying statement of operations amounted to $11,298 for the year ended December 31, 2009.

## NOTE K – UNCERTAIN TAX POSITIONS

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2010. There was no impact to the Company's financial statements as a result of the adoption of that guidance.

The Company files income tax returns in the United States federal jurisdiction and certain state and local jurisdictions. The Company is generally not subject to United States federal, state and local income tax examinations by tax authorities for years before 2006, with certain exceptions as described in the Internal Revenue Code.

# GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholders' equity | $ 3,228,075 |
| Less: Stockholders' equity not allowable for net capital | — |
| Total stockholders' equity qualified for net capital | 3,228,075 |
| Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital | — |
| Total capital and allowable subordinated liabilities | 3,228,075 |
| Less: Total non-allowable assets | (143,308) |
| Net capital before haircuts on securities positions | 3,084,767 |
| Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1) | — |
| Net capital | $ 3,084,767 |
| AGGREGATE INDEBTEDNESS | $ 152,915 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required | $ 100,000 |
| Excess net capital at 1,500% | $ 2,984,767 |
| Excess net capital at 1,000% | $ 3,069,475 |
| Ratio: Aggregate indebtedness to net capital | 4.96% |

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 3,084,767 |
| Net audit adjustments | — |
| Net capital per above | $ 3,084,767 |

## GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2009

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2009. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Graham Cottrill Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 24, 2010

*Report on Agreed-Upon Procedures*

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4), under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation ("SPIC") for the year ended December 31, 2009, which were agreed to by Gardnyr Michael Capital, Inc. ("the Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. **Procedure** – Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement records.

   **Finding** – We compared the listed assessment payments in Form SIPC-7T with the Company's cash disbursement records, including copies of cancelled checks, noting no differences.

2. **Procedure** – Compare the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

   **Finding** – We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, and noted that total revenue amounts reported on Form SIPC-7T were $2,472 higher than the total revenue amounts included in the audited Form X-17A-5. The difference represents an expense reimbursement included in expenses on the audited Form X-17A-5 which was included in revenue on the FOCUS filings.

3. **Procedure** – Compare any adjustments reported in Form SIPC -7T with supporting schedules and working papers.

   **Finding** – There were no adjustments reported in Form SIPC-7T.

4. **Procedure** – Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   **Finding** – We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

5. **Procedure** – Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, if applicable.

   **Finding** – There were no overpayments applied to the current assessment with the Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Graham Cottrill Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044963 FINRA DEC
GARDNYR MICHAEL CAPITAL INC 12*12
2281 LEE RD STE 105
WINTER PARK FL 32789-7208

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Phil Hunt 251-342-6384

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,159.49

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 2741.88 )

1/8/09 + 7-31-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,417.61

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,417.61

H. Overpayment carried forward $( Ø )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gardnyr Michael Capital
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23rd day of Feb., 20 10.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,464,854

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1057.00

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 1057

Total deductions ______

2d. SIPC Net Operating Revenues $ 6,463,797

2e. General Assessment @ .0025 $ 16,159.49

(to page 1 but not less than $150 minimum)